NEWS RELEASE
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FOR IMMEDIATE RELEASE
Contact:       Robert Crooke                 Nancy Bobrowitz
               Media Relations               Investor Relations
               Reuters America Inc.          Reuters America Inc.
               212-603-3587                  212-603-3345


REUTERS ACQUIRES CAMRA CONSULTING
COMPLETES PURCHASE OF INVESTMENT TRUST DATA BUSINESS
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London, February 3, 1999 - Reuters, the international news and information
Group, has acquired CAMRA Consulting, a leading provider of benchmark information on UK retail funds. The audited net assets at April 30, 1998 were 64,000 pounds sterling and the consideration was not material to Reuters.

Reuters has also completed the purchase of the investment trust data business from BT Alex. Brown International, a division of Bankers Trust International PLC. A letter of intent was signed on June 30, 1998.

CAMRA and BT Alex. Brown are the most recent in a series of acquisitions made by Reuters in the areas of fund performance information, shareholdings and benchmark analysis. The others include HSW, BOPP, Citywatch and Lipper Inc. All of these companies will now operate as a single entity under the name Lipper.

SIMON THOMSON, chief executive of Lipper commented: "CAMRA and BT Alex. Brown extend yet further the range of information that we can provide to our clients. By combining our businesses under a single brand, we will be able to create a comprehensive suite of products for what is rapidly becoming a global industry."


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END                                                                   (04/99)

NOTE TO EDITORS

LIPPER
Lipper group incorporates a number of businesses, which Reuters has acquired, in the funds information, shareholder and benchmarking analysis sector. They currently track 65,000 funds domiciled in 44 countries with assets in excess of US$7.6 trillion. Historical performance data goes back to 1959 and includes open ended (Mutual) funds, close-ended funds, and variable annuity (unit-linked) funds. They will all now trade under the Lipper brand and include:

> Lipper, the leading provider of US fund data and strategic analysis of European and Far Eastern savings markets.
> Reuters Funds Information, formally Hardwick Stafford Wright (HSW), the second largest provider of fund performance information in the UK.
> BOPP ISB, the leading Swiss provider of fund performance and analysis for the Swiss and German markets.
>    Citywatch, the leading supplier of UK equity ownership information.
> BT Alex. Brown, which provides the securities industry with comprehensive data on all Investment Trusts, including the split capital sub-sector. Estimated Net Asset Values (NAVs) of each trust are calculated in real time, along with further analysis and performance. BT Alex. Brown investment trust business is a well-established benchmark for the industry, providing reliable and accurate information, as well as being the source for the Financial Times' NAVs.
> CAMRA Consulting, a leading provider of asset allocation benchmark information for Life, Pensions and Unit Trust managers. CAMRA has recently been appointed by the Association of British Insurers to monitor managed life and pensions funds' compliance with sector asset allocation rules.

REUTERS
Reuters supplies the global financial markets and the news media with the widest range of information and news products including real-time financial data, collective investment data, numerical, textual, historical and graphical databases plus news, graphics, news video, and news pictures, reaching 457,000 users located in 57,200 organizations. Reuters designs and installs enterprise-wide information management and risk management systems for the financial markets as well as providing equity and foreign exchange transaction systems. It extensively uses internet technologies for wider distribution of information and news. The Group employed 16,699 staff in 215 cities in 91 countries at June 30, 1998.

Reuters is the world's largest news and television agency with 2,035 journalists, photographers and camera operators in 169 bureaus serving 163 countries. News is published in 25 languages.

For more details see www.reuters.com/aboutreuters/media.htm


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